EXHIBIT 2

FIRST MANHATTAN COMPANY OUTLINES STRATEGIC PLAN TO FIX VIVUS

New York – July 2, 2013 – First Manhattan Co. (“FMC”), an owner-managed and operated investment advisory firm and the beneficial holder of approximately 9.9 percent of the outstanding shares of VIVUS, Inc. (“Vivus”) (VVUS), today announced that it has issued a letter to all Vivus stockholders, outlining its strategic plan to turn around Vivus, including the selection of a highly qualified CEO to lead the company should FMC’s nominees be elected to the Board.

With the 2013 Vivus Annual Meeting approaching on July 15, 2013, FMC urges Vivus stockholders to vote the WHITE proxy card for its nine board nominees and its plan to unlock the real value potential of Qsymia through the right management team, commercial partner, commercialization plan, reimbursement strategy and EU regulatory approval plan.

The full text of the letter follows:

July 2, 2013

Dear Fellow Vivus Shareholders:

We at First Manhattan Co. have written to you before to discuss the very important choice you have that will determine the future of your investment in Vivus, Inc. Vivus’ Annual Meeting of Shareholders will be held on July 15, 2013, and we are seeking your help in replacing Vivus’ current Board of Directors by electing our nine nominees to realize the value we all see in the Company.

Our highly qualified nominees have been carefully chosen for the critical skills and experience that we believe are necessary to turn around Vivus. In addition, we have selected a world-class CEO with deep experience launching blockbuster drugs in the U.S. to lead Vivus if our nominees are elected.

We believe that Qsymia is the most effective obesity drug ever developed. The initial launch opportunity failed under the current management team and the sitting board. This is the last chance to get it right. If Qsymia is properly re-launched, Qsymia has the potential to improve the quality of life for millions of people while generating substantial value for shareholders.

Qsymia’s potential has not been realized, nor do we believe it will ever be realized under the sitting board and CEO. Our nominees have a carefully constructed, multi-pronged strategic plan to turn around a company that in our view is clearly flailing under the current leadership and clearly failing to realize its potential. This is the last chance to save Vivus.

We ask your support in electing our nominees by voting the WHITE proxy card today. If you previously voted on the gold card, you can change your mind by simply voting on the WHITE card today.

Here are the key elements of our plan:

1.     Ensure the right management is in place

We believe that Vivus’ CEO has demonstrated a lack of the expertise and experience that is critical to successfully commercializing Qsymia. Independent boards at biopharma companies need to transition from founder CEOs to experienced commercial executives in the pre-launch years prior to FDA approval. According to a recent Vivus press release, the CEO’s last U.S. primary care blockbuster experience was with Naprosyn, a drug launched in 1976.

Much has changed since 1976. But instead of acting in the shareholders’ best interests, the sitting board indulged the founder CEO by letting him attempt to commercialize Qsymia, in our view. An independent board would have gracefully transitioned the founder CEO and replaced him with a commercially experienced successor. This critical transition has been the key to success at countless biopharma companies.

We are very pleased that Tony Zook will lead Vivus if our nominees are elected. Tony has a distinguished 30-year career in the pharmaceutical industry, most recently as Executive Vice President, Global Commercial Operations at AstraZeneca. At AstraZeneca, he was responsible for the market delivery of several blockbuster products each with sales of approximately $1 billion or more, including Nexium, Crestor, Pulmicort Respules, Seroquel, Toprol XL and Symbicort. In his role at AstraZeneca, Tony was responsible for commercial activities worldwide that led to the delivery of a $28 billion dollar business, and was responsible for approximately 28,000 people with operations in more than 85 countries. He is excited by the opportunity at Vivus, and we are very confident that he has the ideal combination of skills to turn the company around and realize value for Vivus shareholders.

The contrast between Tony’s experience and Vivus’ current CEO’s experience is striking, and we believe the Board’s failure to find a suitable new CEO to lead the commercialization stage of Vivus’ development is stark evidence that it has not been putting the interests of Vivus shareholders first.

2.      Engage the right pharmaceutical partner on the right partnership terms

Qsymia has enormous potential. Its failure to launch is a direct consequence of the sitting board and management’s failure to engage a primary care pharmaceutical partner in the pre-launch years. Our nominees have a plan to carefully select a partner with 1) a large sales force that can sell Qsymia in the primary detail position, not in a secondary position as planned by Vivus; 2) a strong presence in managed markets that will overcome barriers to insurance coverage that keep Qsymia from patients who need it; and 3) the ability to limit the time that Qsymia is encumbered to ensure that all Vivus shareholders can maximize our long-term economics.

3.      Fix the unsustainable expense structure that is failing to generate revenue

Please take a close look at this graph.

It is clear that it will be many years before the revenue and expense lines in the graph cross.

Vivus has an unsustainable expense structure with spiraling SG&A costs and, in our view, very little financial discipline. The current Vivus board lacks a single director with public company CFO experience. Consequently shareholder capital is burning at an accelerating pace. Our shareholder slate includes two director nominees with public company CFO experience, who have turned around troubled companies. Their skills will benefit all shareholders.

The finances may get worse very soon. Vivus is now preparing to launch an expensive direct-to-consumer campaign for Qsymia that almost surely reflects the same amateurism of its previous commercial activities. Sales have been negligible while expenses have been growing at a rate that will lead to even more debt and shareholder dilution. Since Vivus has perhaps less than two years of cash on hand, our nominees’ plan includes reducing wasteful spending on commercial activities that do not generate revenue. We will intelligently reallocate resources to increase demand for Qsymia and generate revenue. The director nominees have established a committee that will, along with the new CEO, conduct an immediate financial and operational review in conjunction with a financial advisor.

4.      Fix the U.S. commercial strategy

Vivus’ commercial strategy has included a succession of confusing discount and rebate plans. None of them has worked. The Vivus rebate plans do not address the realities of patients’ ability to pay. They ignore a critical best practice in pharma marketing: lower patients’ out-of-pocket costs to the $30-$50 per month range to drive utilization. This is the out of pocket pricing that underlies virtually all blockbuster drugs in the US primary care market.

Our nominees will look to create separate strategies for (i) the reimbursed market with low out-of-pocket costs, and (ii) the non-reimbursed market that has a high out-of-pocket expense. Vivus’ team has failed to make this critical distinction and persists in the ill-founded belief that there is a blockbuster to be created with the non-reimbursed patients whose out-of-pocket cost is $150 per month. Even if there were no REMS program, and every retail drug store in the U.S. were selling Qsymia, the Vivus $150 per month cash pay strategy would be doomed to failure based on decades of large pharma experience.

The goal is to lower patients’ out-of-pocket expenditures to no higher than $50 per month. We would also look to target physician groups who already treat substantial numbers of obese patients including psychiatrists and obstetrician / gynecologists.

5.     Optimize Medicare and commercial reimbursement strategy

We believe Vivus has a simplistic and inadequate plan for Medicare reimbursement. Our nominees have critical experience within the U.S. Department of Health and Human Services that oversees Medicare. The FMC nominee plan includes aggressively pursuing difficult-to-obtain Medicare acceptance through non-legislative pathways including: 1) demonstration projects under the Patient Protection and Affordable Care Act to demonstrate clear cost savings which can open an alternate path to Medicare coverage of Qsymia; 2) pursuing regional Medicare carrier rulings; and (3) pursuing Medicaid rulings on a state-by-state basis. We plan to make Qsymia the standard of care for all public and private reimbursers.

6.     Execute a Euro-centric approach to obtaining E.U. approval through the centralized procedure

We believe that Vivus’ seriously flawed approach to E.U. approval for Qsymia has impaired the company’s credibility with European regulators and jeopardizes its substantial value in Europe. Drs. John Kastelein and Rolf Bass, two of our nominees, are highly experienced and respected members of the European regulatory community. In addition, we have already engaged Dr. Ulrich Granzer, one of the most respected regulatory consultants in Europe and the co-founder of the European Union Regulatory Affairs Group.

If elected, the new directors will accelerate a cardiovascular outcomes trial in Europe and will execute a Euro-centric approval approach to obtaining E.U. approval through the centralized procedure. The centerpiece of this strategy is conducting a cardiovascular outcomes trial that satisfies the needs of the key members of the CHMP, Europe’s key regulatory body. We believe our Eurocentric approach will engender the trust and confidence of European regulators, and is the only way to unlock the enormous value of Qsymia’s blockbuster potential in Europe.

You can find additional details regarding our nominees’ strategic plan for value creation at http://www.ourmaterials.com/VVUS/. However, the execution of any strategic plan, including the hiring of any management personnel, will be subject to the fiduciary duties of the directors, if elected.

The Vivus annual meeting is fast approaching. This is the last chance to turn around Vivus. We have the plan, the CEO and the director nominees to realize the enormous potential of Qsymia. Your support is essential.

Please vote, sign and return the WHITE proxy card today. You can also vote by telephone or internet.

Please disregard Vivus’ proxy materials. If you have already voted Vivus’ gold proxy card, you can change your mind and vote the WHITE card. Your vote, no matter how many shares, is important to all of us.

If you have any questions, require assistance with voting your WHITE proxy card, or need additional copies of the proxy materials, please contact our proxy solicitor, Mackenzie Partners, Inc. at (212) 929-5500 or Toll-Free (800) 322-2885.

Thank you for your support.

Sincerely,
Sam Colin, M.D.
Senior Managing Director

First Manhattan Co.

About First Manhattan Co.

First Manhattan Co. (“FMC”) was founded in 1964 and remains an owner-operated investment advisory firm. FMC is registered with the U.S. Securities and Exchange Commission as an investment adviser and as a broker-dealer, and is a member of the Financial Industry Regulatory Authority (FINRA).

FMC provides professional investment management services primarily to high net worth individuals as well as to partnerships, trusts, retirement accounts, pension plans and institutional clients. The firm currently manages in excess of $14 billion.

Additional Information and Where to Find It

FIRST MANHATTAN CO., FIRST HEALTH, L.P., FIRST HEALTH LIMITED, FIRST HEALTH ASSOCIATES, L.P., FIRST BIOMED MANAGEMENT ASSOCIATES, LLC, FIRST BIOMED, L.P. AND FIRST BIOMED PORTFOLIO, L.P. (COLLECTIVELY, “FIRST MANHATTAN”) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON JUNE 3, 2013. A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD TO BE USED TO SOLICIT PROXIES FROM THE STOCKHOLDERS OF VIVUS, INC. (THE “COMPANY”) IN CONNECTION WITH THE COMPANY’S 2013 ANNUAL MEETING OF STOCKHOLDERS. ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY FIRST MANHATTAN, SARISSA CAPITAL MANAGEMENT LP, SARISSA CAPITAL OFFSHORE MASTER FUND LP, SARISSA CAPITAL DOMESTIC FUND LP, MICHAEL JAMES ASTRUE, ROLF BASS, JON C. BIRO, SAMUEL F. COLIN, ALEXANDER J. DENNER, JOHANNES J.P. KASTELEIN, MELVIN L. KEATING, DAVID YORK NORTON AND HERMAN ROSENMAN (COLLECTIVELY, THE “PARTICIPANTS”) FROM THE STOCKHOLDERS OF THE COMPANY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS. THE DEFINITIVE PROXY STATEMENT AND FORM OF PROXY HAVE BEEN FURNISHED TO SOME OR ALL OF THE STOCKHOLDERS OF THE COMPANY AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD MAY BE OBTAINED WITHOUT CHARGE UPON REQUEST BY CONTACTING MACKENZIE PARTNERS, INC. AT (800) 322-2885 (TOLL-FREE) OR (212) 929-5500 (COLLECT).

Contacts:

The Abernathy MacGregor Group
Chuck Burgess / Mike Pascale
212-371-5999
clb@abmac.com / mmp@abmac.com

Mackenzie Partners
Larry Dennedy / Charlie Koons
212-929-5239 / 212-929-5708

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